Exhibit 3.3

SECOND AMENDMENT TO CERTIFICATE OF INCORPORATION OF HYRECAR INC

The undersigned, Joseph Furnari, hereby certifies that:

1. He is the Chief Executive Officer of Hyrecar Inc, a Delaware corporation (the “Corporation”), and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors, in accordance with the applicable provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, and duly adopted by written consent of the holders of a majority of the outstanding shares of common stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. Article IV of the Certificate of Incorporation is hereby amended to read in full as follows:

“Immediately upon the filing of this Certificate of Amendment, each 1.8404 outstanding shares of Common Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination and any such fractional shares shall be rounded up to the nearest whole share.

(A) This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is Sixty Five Million (65,000,000) shares. Fifty Million (50,000,000) shares shall be Common Stock, par value of $0.00001 per share and Fifteen Million (15,000,000) shares shall be Preferred Stock, par value of $0.00001 per share.

(B) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Certificate of Incorporation, to fix or alter the divided rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of share of such series then outstanding. In case the number of shares of any series shall be so decrease, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of share of such series.”

4. This Certificate of Amendment is effective immediately upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Second Amendment to the Certificate of Incorporation to be executed this 8th day of May 2017.

HYRECAR INC

By:	/s/ Joseph Furnari
Joseph Furnari
Chief Executive Officer